UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _______)*

GOLDEN WEST BREWING COMPANY, INC.
(Name of Issuer)

              COMMON STOCK
(Title of Class of Securities)

                   381312107
(CUSIP Number)

John Power, President
945 West 2nd Street
Chico, California 95928
                  (530)  894-7906 (tel) (707) 884-1229   (fax)
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

                   February 14, 2006
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ___

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 381312107

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     J. Andrew Moorer

(2) Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [ ]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.
Number of Shares	(7) Sole Voting Power 130,000
Beneficially Owned	(8) Shared Voting Power
by Each Reporting	(9) Sole Dispositive Power 130,000
Person With	(10)Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       130,000 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      6.5%

(14) Type of Reporting Person*              IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

           The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of Golden West Brewing Company, Inc., a Delaware corporation (the "Company"). The address and principal executive offices of the Company is 945 West 2nd Street, Chico, California 95928.

ITEM 2. IDENTITY AND BACKGROUND

             (a)-(c)     J. Andrew Moorer, P O Box 3618, Carefree, AZ 85377 is Secretary and a Director of the Company.

             (d)-(f)     The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Mr. Moorer acquired all of the securities of the Company that he owns, for cash consideration of $0.25 per share, or, total cash consideration of $32,500.

ITEM 4. PURPOSE OF TRANSACTION

          The Company was formed and organized in December 2003, for the purpose of acquiring the business and assets of Butte Creek. Effective October 8, 2004, the Company entered into a definitive Asset Purchase and Sale Agreement with Butte Creek to acquire those assets, subject to certain liabilities. On August 31, 2005, that acquisition agreement was consummated, at which time the Company acquired substantially all of the business assets of Butte Creek in consideration of:
*
the sum of $350,000 in cash, all of which had previously been advanced;
*
an additional $217,400 in working capital advances which were capitalized as part of the purchase price;
*
the assumption of designated Butte Creek trade and accounts payable in the approximate amount of $366,000; and,
*
200,000 shares of the Company's common stock.

              On February 14, 2006, the Securities and Exchange Commission declared effective a registration statement on Form SB-2, SEC File No. 333-121351 covering the Company's self-underwritten public offering of up to 1,000,000 shares of common stock at a price of $0.50 per share. The offering is ongoing as of the date of this report.

             The securities of the Company were acquired by Mr. Moorer for investment. Mr. Moorer reserves the right to acquire additional shares of the Company's common stock, either in open market purchases should a public trading market for its shares develop, in private transactions or, in the offering covered by the foregoing registration statement, but only after the minimum offering of 400,000 shares has been sold.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)     At the close of business on February 14, 2006,   Mr. Moorer would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 130,000 shares of common stock. The securities represent 6.5% of the issued and outstanding shares of common stock of the Company, before giving effect to the possible sale of additional shares of common stock by the Company in its self-underwritten, public offering covered by the registration statement identified in this report. The foregoing is based upon 2,000,000 shares of common stock issued and outstanding as of the date of this report.

         (b)     Mr. Moorer has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above.

         (c)     Mr. Moorer has not purchased or sold any shares of common stock during the past 60 days.

         (d)     Not applicable

         (e)     Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
               SECURITIES OF THE ISSUER

           As more fully described in this report, Mr. Moorer is Secretary and a Director of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 24, 2006 (Date)
/s/ J. Andrew Moorer (Signature)
J. Andrew Moorer (Name/Title)